November 17, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

H. Christopher Ownings
Assistant Director

Dear Sirs:

Re: General Metals Corporation Preliminary Proxy Statement on Schedule 14A Filed November 4, 2009 File No. 000-30230

We refer to your letter of November 10, 2009 addressed to the Company with your comments on the Company's Preliminary Proxy Statement on Schedule 14A filed November 4, 2009.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Proposal No. 1 - Election of Directors, page 6

1.

We note your response to comment two of our letter dated September 16, 2009. We also note that your disclosure indicates that David Salari currently serves as your Chief Operating Officer. If, as you state in that response, Mr. Salari is not your Chief Operating Officer, please revise your disclosure accordingly.

We apologize for having missed correcting the disclosure of Mr. Salari’s resignation as Chief Operating Officer.  The disclosure has been corrected in the 14A filing submitted today.

2.

In addition, please explain why David Salari's resignation as your Chief Operating Officer was not disclosed in a current report on Form 8-K pursuant to Item 5.02(b) of Form 8-K. In this regard, if a new individual has been appointed Chief Operating Officer, please explain also why this appointment was not disclosed in a current report on Form 8-K pursuant to Item 5.02(c) of Form 8-K.

Mr. Salari resigned from the position of Chief Operating Officer on March 17, 2009.  The failure to file the required Form 8-K was an inadvertent omission, which the Company will rectify immediately.  Please note that a replacement Chief Operating Officer has not been appointed as at this time.

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com

3.

As previously requested in comment two of our letter dated September 16, 2009, please revise your disclosure to refer to the correct item of Schedule 14A and/or Regulation S-K and the correct rule of the NASDAQ Listing Rules.

The disclosure has been revised to refer to Item 407(a)(1) of Regulation S-K and NASDAQ Listing Rule 5605(a)(2).

4.

Further, please provide us with your analysis as to why you conclude in your response to comment two of our letter dated September 16, 2009 that you believe David Salari was not your employee during his tenure as your Chief Operating Officer and, therefore, qualified as an independent director during that time.

The Company is of the view that Mr. Salari has been an independent director subsequent the date of his resignation referred to in response to comment #2 above.  Though Mr. Salari was an officer of the Company prior to his resignation he did not receive any compensation from the Company in the form of wages or bonus for functioning in that role.  Despite the failure to file the required Form 8-K, the Company feels that his independent director status valid and any change in the disclosure is unwarranted.

In connection with this response, the company acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely;

GENERAL METALS CORPORATION

/s/ Daniel J. Forbush

Daniel J. Forbush, CPA

Chief Financial Officer

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com